Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Sets Fiscal 2013 Second Quarter Conference Call for May 14th, 2013 at 4:30p.m. ET

VANCOUVER, BC – May 3rd, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, will hold a conference call on Tuesday May 14th, 2013 at 4:30pm ET (1:30 pm PT) to discuss results for the fiscal second quarter ended March 31st, 2013. Financial results will be issued in a press release after the close of market the same day. The Company’s financial statements and MD&A will also be available on its website at www.pnimedia.com.

Kyle Hall, Chief Executive Officer of PNI Digital Media, and Cameron Lawrence, Chief Financial Officer, will host the call followed by a question and answer period.

Date: Time:	Tuesday May 14th , 2013 4:30 pm ET (1:30 pm PT)
Dial-In Number:	(888) 241-0394
International:	(647) 427-3413
Conference ID#:	31770858

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

About PNI Digital Media
PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on

News Release	For Immediate Release

SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are copyright of their respective owners.